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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                           --------------------------

                                  SCHEDULE TO
                                 (RULE 14D-100)

                 TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
           OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                               ------------------

                              TRAVELOCITY.COM INC.

                       (Name of Subject Company (Issuer))

                         TRAVELOCITY HOLDINGS SUB INC.

                           SABRE HOLDINGS CORPORATION

                      (Names of Filing Persons (Offerors))

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE

                         (Title of Class of Securities)

                                   893953109

                     (CUSIP Number of Class of Securities)
                           --------------------------

                               JAMES F. BRASHEAR
                              CORPORATE SECRETARY
                           SABRE HOLDINGS CORPORATION
                                3150 SABRE DRIVE
                             SOUTHLAKE, TEXAS 76092
                                 (682) 605-1000

      (Name, Address and Telephone Number of Person Authorized to Receive
           Notices and Communications on Behalf of the Filing Person)
                           --------------------------

                                   COPIES TO:

                            CHARLES M. NATHAN, ESQ.
                                LATHAM & WATKINS
                                885 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 906-1200
                           --------------------------

                           CALCULATION OF FILING FEE

                 TRANSACTION VALUATION                                    AMOUNT OF FILING FEE
                    $403,276,135(1)                                           $37,101.40(2)

(1) The transaction value is estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 17,533,745 shares of common stock, par value $.001 per share (the "Shares"), of Travelocity.com Inc., at a purchase price of $23.00 per Share, net to the seller in cash. Such number of Shares is based on the latest information received from Travelocity and assumes (i) 15,017,841 Shares outstanding (excluding Shares already held by Sabre Holdings Corporation and its subsidiaries) as of January 31, 2002 and (ii) the exercise of up to 2,515,904 options to purchase Shares, exercisable on or prior to the expected consummation of the tender offer.

(2) The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory
    No. 8 of 2002 issued by the Securities and Exchange Commission on January 16, 2002.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A    Filing Party: N/A
Form or Registration No.: N/A  Date Filed: N/A

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

    /X/  third-party tender offer subject to Rule 14d-1

    / /  issuer tender offer subject to Rule 13e-4

    /X/  going-private transaction subject to Rule 13e-3

    / /  amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

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
    This Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO (the "Schedule TO") is filed by Sabre Holdings Corporation, a Delaware corporation ("Sabre"), and Travelocity Holdings Sub Inc., a Delaware corporation and a wholly owned subsidiary of Sabre ("Purchaser"). This Schedule TO relates to the offer by Purchaser to purchase all the outstanding shares of common stock, par value $.001 per share (the "Shares"), of Travelocity.com Inc., a Delaware corporation, at $23.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 5, 2002 (the "Offer to Purchase"), and the related Letter of Transmittal, copies of which are attached hereto as Exhibits
(a)(1)(i) and (a)(1)(ii), respectively.

    Except as otherwise set forth below, the information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to all items of this Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included or covered by the items in Schedule TO.

ITEM 4.                 TERMS OF THE TRANSACTION.

          (a)(ix)       Inapplicable.

          (a)(x)        Inapplicable.

          (a)(xi)       Inapplicable.

ITEM 6.                 PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

          (c)(2)        Inapplicable.

ITEM 7.                 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          (d)           Inapplicable.

ITEM 10.                FINANCIAL STATEMENTS.

          (a) The financial statements of Sabre and Purchaser are not material to the Offer.

          (b) The pro forma financial statements of Sabre and Purchaser are not material to the Offer.

ITEM 12.                EXHIBITS.

          EXHIBIT       DESCRIPTION
          -------       -----------
          (a)(1)(i)     Offer to Purchase dated March 5, 2002.

          (a)(1)(ii)    Letter of Transmittal.

          (a)(1)(iii)   Notice of Guaranteed Delivery.

          (a)(1)(iv)    Letter from the Information Agent to Brokers, Dealers,
                        Commercial Banks, Trust Companies and Other Nominees.

          (a)(1)(v)     Letter to Clients for use by Brokers, Dealers, Commercial
                        Banks, Trust Companies and Other Nominees.

          (a)(1)(vi)    Guidelines for Certification of Taxpayer Identification
                        Number on Substitute Form W-9.

          (a)(1)(vii)   Summary Advertisement as published on March 5, 2002.

          EXHIBIT       DESCRIPTION
          -------       -----------
          (a)(1)(viii)  Text of Press Release issued by Sabre on March 5, 2002.

          (a)(5)(i)     Complaint of Joan Ferrari, individually and on behalf of all others similarly situated, against Jeffery M. Jackson, et.
                        al. filed in the Court of Chancery of the State of Delaware on February 19, 2002.

          (a)(5)(ii)    Complaint of Alan Behr, individually and on behalf of all
                        others similarly situated, against Travelocity.com Inc., et.
                        al. filed in the Court of Chancery of the State of Delaware on February 19, 2002.

          (a)(5)(iii) Complaint of Esther Summer, individually and on behalf of all others similarly situated, against Jeffery M. Jackson, et. al. filed in the Court of Chancery of the State of Delaware on February 19, 2002.

          (a)(5)(iv)    Complaint of Leslie Susser, individually and on behalf of
                        all others similarly situated, against Terrell B. Jones, et.
                        al. filed in the Court of Chancery of the State of Delaware on February 19, 2002.

          (a)(5)(v)     Complaint of Max Reynolds, individually and on behalf of all others similarly situated, against Jeffery M. Jackson, et.
                        al. filed in the Court of Chancery of the State of Delaware on February 19, 2002.

          (a)(5)(vi)    Complaint of David Rothstein and Debra Freeman, individually and on behalf of all others similarly situated, against
                        Travelocity.com Inc., et. al. filed in the Court of Chancery of the State of Delaware on February 19, 2002.

          (a)(5)(vii) Complaint of Robert Rovner, individually and on behalf of all others similarly situated, against Jeffery M. Jackson, et. al. filed in the Court of Chancery of the State of Delaware on February 19, 2002.

          (a)(5)(viii)  Complaint of Barucha LLC, individually and on behalf of all others similarly situated, against Travelocity.com Inc., et.
                        al. filed in the Court of Chancery of the State of Delaware on February 19, 2002.

          (a)(5)(ix) Complaint of Cora Pezzello, individually and on behalf of all others similarly situated, against Jeffery M. Jackson, et. al. filed in the Court of Chancery of the State of Delaware on February 19, 2002.

          (a)(5)(x)     Complaint of Jim Robbins, individually and on behalf of all others similarly situated, against Travelocity.com Inc., et.
                        al. filed in the District Court of Tarrant County, Texas on
                        February 21, 2002.

          (a)(5)(xi)    Complaint of Anthony Tamburro, individually and on behalf of all others similarly situated, against Kathy Misunas, et.
                        al. filed in the District Court of Tarrant County, Texas on
                        February 25, 2002.

          (b)           None.

          (c)           Report of Goldman, Sachs & Co. to the Sabre Board of
                        Directors dated February 15, 2002.

          (d)           None.

          (f)           Section 262 of the Delaware General Corporation Law
                        (included as Schedule C of the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).

          (g)           None.

          (h)           None.


ITEM 13.                ADDITIONAL INFORMATION REQUIRED BY SCHEDULE 13E-3.

    Item 2.             Subject Company Information.

          (e)           Inapplicable.

    Item 4.             Terms of the Transaction.

          (c)           Inapplicable.

          (f)           Inapplicable.

    Item 13.            Financial Statements.

          (a)(1)        The audited consolidated financial statements of Sabre as of and for the fiscal years ended December 31, 2001 and
                        December 31, 2000 are incorporated herein by reference to
                        the Financial Statements and Supplementary Data section
                        included as Item 8 to Sabre's Annual Report on Form 10-K for the fiscal year ended December 31, 2001 filed with the SEC on February 28, 2002.

          (a)(2)        The unaudited consolidated financial statements of Sabre for the three and nine month fiscal periods ended September 30,
                        2001 are incorporated herein by reference to Item 1
                        ("Financial Statements") of Part I of Sabre's Quarterly
                        Report on Form 10-Q for the quarter ended September 30, 2001 filed with the SEC on November 14, 2001.

          (b)           The pro forma financial statements of Sabre are not material to the offer.

    Item 14.            Persons/Assets, Retained, Employed, Compensated or Used.

          (b)           None.

                                   SIGNATURES

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       TRAVELOCITY HOLDINGS SUB INC.

                                                       By:  /s/ JAMES F. BRASHEAR
                                                            -----------------------------------------
                                                            Name: James F. Brashear
                                                            Title:  Corporate Secretary
                                                       SABRE HOLDINGS CORPORATION

                                                       By:  /s/ JAMES F. BRASHEAR
                                                            -----------------------------------------
                                                            Name: James F. Brashear
                                                            Title:  Corporate Secretary

Dated: March 5, 2002

                                 EXHIBIT INDEX

  EXHIBIT     DESCRIPTION
------------  -----------
(a)(1)(i)     Offer to Purchase dated March 5, 2002.
(a)(1)(ii)    Letter of Transmittal.
(a)(1)(iii)   Notice of Guaranteed Delivery.
(a)(1)(iv)    Letter from the Information Agent to Brokers, Dealers,
              Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)     Letter to Clients for use by Brokers, Dealers, Commercial
              Banks, Trust Companies and Other Nominees.
(a)(1)(vi)    Guidelines for Certification of Taxpayer Identification
              Number on Substitute Form W-9.
(a)(1)(vii)   Summary Advertisement as published on March 5, 2002.
(a)(1)(viii)  Text of Press Release issued by Sabre on March 5, 2002.
(a)(5)(i)     Complaint of Joan Ferrari, individually and on behalf of all others similarly situated, against Jeffery M. Jackson, et.
              al. filed in the Court of Chancery of the State of Delaware on February 19, 2002.
(a)(5)(ii)    Complaint of Alan Behr, individually and on behalf of all
              others similarly situated, against Travelocity.com Inc., et.
              al. filed in the Court of Chancery of the State of Delaware on February 19, 2002.
(a)(5)(iii)   Complaint of Esther Summer, individually and on behalf of
              all others similarly situated, against Jeffery M. Jackson,
              et. al. filed in the Court of Chancery of the State of
              Delaware on February 19, 2002.
(a)(5)(iv)    Complaint of Leslie Susser, individually and on behalf of
              all others similarly situated, against Terrell B. Jones, et.
              al. filed in the Court of Chancery of the State of Delaware on February 19, 2002.
(a)(5)(v)     Complaint of Max Reynolds, individually and on behalf of all others similarly situated, against Jeffery M. Jackson, et.
              al. filed in the Court of Chancery of the State of Delaware on February 19, 2002.
(a)(5)(vi)    Complaint of David Rothstein and Debra Freeman, individually and on behalf of all others similarly situated, against
              Travelocity.com Inc., et. al. filed in the Court of Chancery of the State of Delaware on February 19, 2002.
(a)(5)(vii)   Complaint of Robert Rovner, individually and on behalf of
              all others similarly situated, against Jeffery M. Jackson,
              et. al. filed in the Court of Chancery of the State of
              Delaware on February 19, 2002.
(a)(5)(viii)  Complaint of Barucha LLC, individually and on behalf of all others similarly situated, against Travelocity.com Inc., et.
              al. filed in the Court of Chancery of the State of Delaware on February 19, 2002.
(a)(5)(ix)    Complaint of Cora Pezzello, individually and on behalf of
              all others similarly situated, against Jeffery M. Jackson,
              et. al. filed in the Court of Chancery of the State of
              Delaware on February 19, 2002.
(a)(5)(x)     Complaint of Jim Robbins, individually and on behalf of all others similarly situated, against Travelocity.com Inc., et.
              al. filed in the District Court of Tarrant County, Texas on
              February 21, 2002.
(a)(5)(xi)    Complaint of Anthony Tamburro, individually and on behalf of all others similarly situated, against Kathy Misunas, et.
              al. filed in the District Court of Tarrant County, Texas on
              February 25, 2002.
(b)           None.
(c)           Report of Goldman, Sachs & Co. to the Sabre Board of
              Directors dated February 15, 2002.
(d)           None.
(f)           Section 262 of the Delaware General Corporation Law
              (included as Schedule C of the Offer to Purchase filed
              herewith as Exhibit (a)(1)(i)).
(g)           None.
(h)           None.